UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Roadrunner Transportation Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76973Q105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: Thayer Equity Investors V, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 13,946,409

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 13,946,409

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,946,409

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 43.0%

12	Type of Reporting Person: PN

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: Thayer | Hidden Creek Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 2,528,947

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 2,528,947

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,528,947

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.4%

12	Type of Reporting Person: PN

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: THC Co-Investors II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 36,662

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 36,662

9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,662

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person: PN

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: TC Sargent Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 45,598

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 45,598

9	Aggregate Amount Beneficially Owned by Each Reporting Person 45,598

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.2%

12	Type of Reporting Person: OO

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: TC Roadrunner-Dawes Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 24,369

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 24,369

9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,369

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person: OO

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: TC Equity Partners V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 13,946,409

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 13,946,409

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,946,409

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 43.0%

12	Type of Reporting Person: OO, IA

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: Thayer | Hidden Creek Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 16,581,985

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 16,581,985

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,581,985

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 51.1%

12	Type of Reporting Person: OO

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: THCP Management II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 2,565,609

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 2,565,609

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,565,609

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.5%

12	Type of Reporting Person: PN, IA

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: Thayer | Hidden Creek Management, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 69,967

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 69,967

9	Aggregate Amount Beneficially Owned by Each Reporting Person 69,967

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.2%

12	Type of Reporting Person: PN, IA

CUSIP No. 76973Q105		13G
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1	Names of Reporting Persons: TC Co-Investors V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 69,967

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 69,967

9	Aggregate Amount Beneficially Owned by Each Reporting Person 69,967

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.2%

12	Type of Reporting Person: OO

CUSIP No. 76973Q105	13G

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This Amendment No. 1 to Schedule 13G hereby amends, as set forth below, the information contained in the Schedule 13G filed by the Reporting Persons (as defined below) with respect to the Company (as defined below) on May 28, 2010.

Item 1(a)	Name of Issuer: Roadrunner Transportation Systems, Inc. (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices: 4900 S. Pennsylvania Avenue Cudahy, WI 53110

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Thayer Equity Investors V, L.P. (“Thayer”); Thayer | Hidden Creek Partners II, L.P. (“Partners II”); THC Co-Investors II, L.P. (“Co-Investors II”); TC Sargent Holdings, L.L.C. (“TC Sargent”); TC Roadrunner-Dawes Holdings, L.L.C. (“TC Roadrunner”); TC Equity Partners V, L.L.C. (“TC Equity”); Thayer | Hidden Creek Partners, L.L.C. (“Thayer | Hidden Creek”); TC Co-Investors V, L.L.C. (“Co-Investors”); Thayer | Hidden Creek Management, L.P. (“Management”); and THCP Management II, L.P. (“THCP”) or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file this statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is: 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004.
Item 2(c)	Citizenship: Each of the Reporting Persons is formed or organized under the laws of the State of Delaware.
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP No.: 76973Q105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP No. 76973Q105	13G

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	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4	Ownership:
	(a)	Amount beneficially owned and (b) Percent of class:

Thayer is the direct beneficial owner of 11,632,192 shares of Common Stock, or approximately 35.8% of the Common Stock, and may be deemed to be the direct beneficial owner of an additional 2,314,217 shares of Common Stock, or approximately 7.1% of the Common Stock, as a result of currently exercisable warrants it holds. Partners II is the direct beneficial owner of 2,528,947 shares of Common Stock, or approximately 8.4% of the Common Stock. Co-Investors II is the direct beneficial owner of 36,662 shares of Common Stock, or 0.1% of the Common Stock. TC Sargent is the direct beneficial owner of 24,455 shares of Common Stock, or 0.1% of the Common Stock, and may be deemed to be the direct beneficial owner of an additional 21,143 shares of Common Stock, or approximately 0.1% of the Common Stock, as a result of currently exercisable warrants it holds. TC Roadrunner is the direct beneficial owner of 24,369 shares of Common Stock, or 0.1% of the Common Stock.

Ownership of Thayer: TC Equity is the general partner of Thayer and Thayer | Hidden Creek is the managing member of TC Equity. As such, TC Equity and Thayer | Hidden Creek may be deemed to beneficially own the 11,632,192 shares of Common Stock owned by Thayer and the 2,314,217 shares of Common Stock that are issuable to Thayer upon the exercise of its warrants.

CUSIP No. 76973Q105	13G

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Ownership of Partners II: THCP is the general partner of Partners II, and Thayer | Hidden Creek is the general partner of THCP. As such, THCP and Thayer | Hidden Creek may be deemed to beneficially own the 2,528,947 shares of Common Stock owned by Partners II.

Ownership of Co-Investors II: THCP is the general partner of Co-Investors II, and Thayer | Hidden Creek is the general partner of THCP. As such, THCP and Thayer | Hidden Creek may be deemed to beneficially own the 36,662 shares of Common Stock owned by Co-Investors II.

Ownership of TC Sargent: Co-Investors is the managing member of TC Sargent. Management is the sole manager of Co-Investors, and Thayer | Hidden Creek is the general partner of Management. As such, each of Co-Investors, Management, and Thayer | Hidden Creek may be deemed to beneficially own the 24,455 shares of Common Stock owned by TC Sargent and the 21, 243 shares of Common Stock that are issuable to TC Sargent upon the exercise of its warrants.

Ownership of TC Roadrunner: Co-Investors is the managing member of TC Roadrunner. Management is the sole manager of Co-Investors, and Thayer | Hidden Creek is the general partner of Management. As such, each of Co-Investors, Management, and Thayer | Hidden Creek may be deemed to beneficially own the 24,369 shares of Common Stock owned by TC Roadrunner.

Pursuant to Rule 13d-5(b)(1) under the Act, Thayer, Partners II, Co-Investors II, TC Sargent, TC Roadrunner, TC Equity, Thayer | Hidden Creek, Co-Investors, Management, and THCP may be deemed as a group to have beneficial ownership of 16,581,985 shares of Common Stock, the aggregate of the number of shares of Common Stock held by the Reporting Persons and the shares of Common Stock issuable to the Reporting Persons on the exercise of the warrants.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13 of the Act or otherwise, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 30,099,210 shares of Common Stock outstanding as of November 8, 2010, as disclosed in the Company’s Form 10Q for the quarter ended September 30, 2010, filed with the Securities and Exchange Commission on November 12, 2010.

(c)	Number of shares as to which such person has:
	(1)	Sole power to vote or direct the vote: See Item 5 of each cover page
	(2)	Shared power to vote or direct the vote: See Item 6 of each cover page
	(3)	Sole power to dispose or direct the disposition of: See Item 7 of each cover page

CUSIP No. 76973Q105	13G

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(4) Shared power to dispose or direct the disposition of: See Item 8 of each cover page

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
See response to Items 4(a) and (b).

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
Not applicable

CUSIP No. 76973Q105	13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

THAYER EQUITY INVESTORS V, L.P.

By: TC Equity Partners V, L.L.C., its General Partner

By: Thayer | Hidden Creek Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

Thayer | Hidden Creek Partners II, L.P.

By: THCP Management II, L.P., its General Partner

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

THC Co-Investors II, L.P.

By: THCP Management II, L.P., its General Partner

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

CUSIP No. 76973Q105	13G

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TC Sargent Holdings, L.L.C.

By: TC Co-Investors V, L.L.C., its Managing Member

By: Thayer | Hidden Creek Management, L.P., its Sole Manager

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By: TC Co-Investors V, L.L.C., its Managing Member

By: Thayer | Hidden Creek Management, L.P., its Sole Manager

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

TC Co-Investors V. L.L.C.

By: Thayer | Hidden Creek Management, L.P., its Sole Manager

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

CUSIP No. 76973Q105	13G

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TC Equity Partners V, L.L.C.

By: Thayer | Hidden Creek Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

THCP Management II, L.P.

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

Thayer | Hidden Creek Management, L.P.

By: Thayer | Hidden Creek Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO

Thayer | Hidden Creek Partners, L.L.C.

By:	/s/ Lisa M. Costello
Name: Lisa M. Costello
Title: Treasurer and CFO